Free Writing Prospectus to Preliminary Pricing Supplement No. 5,891

Registration Statement Nos. 333-275587; 333-275587-01

Dated January 14, 2025; Filed pursuant to Rule 433

Morgan Stanley

5-Year Worst-of MSFT, AAPL and NVDA Jump Notes with Auto-Callable Feature

This document provides a summary of the terms of the notes. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Terms
Issuing entity:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlying stocks:	Microsoft Corporation common stock (“MSFT Stock”), Apple Inc. common stock (“AAPL Stock”) and NVIDIA Corporation common stock (“NVDA Stock”)
Early redemption:	Determination date:	Call threshold level:	Early redemption payment:
	1st: January 25, 2027	90% of the initial share price	At least $1,315
Pricing date:	January 24, 2025
Final determination date:	January 24, 2030
Maturity date:	January 29, 2030
CUSIP:	61777R4T7
Preliminary pricing supplement:	sec.gov/Archives/edgar/data/895421/000183988225001730/ms5891_424b2-00882.htm

1All payments are subject to our credit risk

Hypothetical Examples

Early Redemption[1]
Date	Change in Worst Performing Underlying Stock	Payment (per note)
1st Determination Date	+20%	$1,315*
The notes are automatically redeemed on the early redemption date. Investors will receive a payment of $1,315 per note on the early redemption date.

*Assumes a call return of 31.50% per annum

Hypothetical Payout at Maturity[1]

Assuming that one or more of the underlying stocks close below the respective initial share price(s) on the first determination date, and, consequently, the notes are not automatically redeemed prior to, and remain outstanding until, maturity:

Change in Worst Performing Underlying Stock	Payment (per note)
+30%	$1,375
+20%	$1,250
+10%	$1,125
0%	$1,000
-10%	$1,000
-20%	$1,000
-30%	$1,000
-40%	$1,000
-50%	$1,000

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Stocks

For more information about the underlying stocks, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Notes

●The notes do not pay interest and may not pay more than the stated principal amount at maturity.

●If the notes are automatically redeemed prior to maturity, the appreciation potential of the notes is limited by the fixed early redemption payment specified for the first determination date.

●The automatic early redemption feature may limit the term of your investment to as short as approximately two years. If the notes are redeemed early, you may not be able to reinvest at comparable terms or returns.

●The market price of the notes will be influenced by many unpredictable factors.

●The notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●The rate we are willing to pay for notes of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices.

●The estimated value of the notes is approximately $962.20 per note, or within $55.00 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●Investing in the notes is not equivalent to investing in the underlying stocks.

●The notes will not be listed on any securities exchange and secondary trading may be limited. Accordingly, you should be willing to hold your notes for the entire 5-year term of the notes.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the notes.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the notes.

Risks Relating to the Underlying Stocks

●You are exposed to the price risk of each underlying stock.

●No affiliation with Microsoft Corporation, Apple Inc. and NVIDIA Corporation.

●We may engage in business with or involving the underlying stock issuers without regard to your interests.

●The antidilution adjustments the calculation agent is required to make do not cover every corporate event that could affect an underlying stock.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Notes–Tax considerations” concerning the U.S. federal income tax consequences of an investment in the notes, and you should consult your tax adviser.